UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on August 12, 2004

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EXTRAORDINARY GENERAL MEETING

IN CONTINUATION OF THE STOCK EXCHANGE RELEASE OF JUNE 8, 2004, TDC'S BOARD OF DIRECTORS ANNOUNCE THAT IT WILL CALL AN EXTRAORDINARY GENERAL MEETING TO BE HELD ON SEPTEMBER 27, 2004.

The Board will propose the election of Stine Bosse, Preben Damgaard and Per-Arne Sandstrom as new Board members to replace the five Board members representing the former major shareholder, SBC and related hereto propose an adjustment of the Articles, whereby the number of Board members to be elected by the General Meeting is amended from 8 to 6-8.

Notice including agenda will be announced in a stock exchange release later.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

    DECEMBER 14, 2004                              /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations